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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                    (Amendment No.           9          )*
                                    ---------------------

                             The Timberland Company
                             ----------------------
                                (Name of Issuer)

                             Class A, Common Stock
                             ---------------------
                         (Title of Class of Securities)

                                  887100 10 5
                                  -----------
                                 (CUSIP Number)


-Check the following box if a fee is being paid with this statement __. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO. 887100 10 5                 13G
------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Sidney W. Swartz 1982 Family Trust (the "Trust")
     04-649-2001

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (i) Judith H.
     Swartz, one of the two trustees of the Trust, and her husband are the sole trustees of The Swartz Family Charitable Trust, which
     owns 9,500 shares; (ii) Judith H. Swartz is the wife of             (a)___
     Sidney W. Swartz who owns 2,715,853 shares and is filing a
     separate Schedule 13G.                                              (b)_X_

3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts

               5    SOLE VOTING POWER
                    3,442,654
NUMBER OF
SHARES         6    SHARED VOTING POWER
BENEFICIALLY        (i) Judith H. Swartz, one of the two Trustees
OWNED BY            of the Trust, and her husband are the sole
EACH                Trustees of The Swartz Family Charitable Trust which
REPORTING           owns 9,500 shares; (ii) Judith H. Swartz is the wife of
PERSON              Sidney W. Swartz who owns 2,715,853 shares and is
WITH                filing a separate Schedule 13G.

               7    SOLE DISPOSITIVE POWER
                    3,442,654

               8    SHARED DISPOSITIVE POWER
                    (i) Judith H. Swartz, one of the two Trustees of the Trust, and her husband are the sole Trustees of The Swartz Family
                    Charitable Trust which owns 9,500
                    shares; (ii) Judith H. Swartz is the wife of Sidney W. Swartz who owns
                    2,715,853 shares and is filing a separate
                    Schedule 13G.

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,442,654 (but see response #6 and #8 above)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     _X_   The aggregate amount excludes the shares of The Swartz
           Family Charitable Trust and of Sidney W. Swartz

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     40.9%

12   TYPE OF REPORTING PERSON*
     00
                      *SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP NO. 887100 10 5                 13G
------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:
            ---------------
            The Timberland Company

Item 1(b).  Address of Issuer's Principal Executive Offices:
            ------------------------------------------------
            200 Domain Drive, Stratham, NH 03885

Item 2(a).  Name of Person Filing:
            ----------------------
            The Sidney W. Swartz 1982 Family Trust

Item 2(b).  Address of Principal Business Office or, if none, residence:
            ------------------------------------------------------------
            33 Bradlee Road, Marblehead, MA 01945

Item 2(c).  Citizenship:
            ------------
            Massachusetts

Item 2(d).  Title of Class of Securities:
            -----------------------------
            Class A Common Stock

Item 2(e).  CUSIP Number:
            -------------
            887100 10 5

Item 3.    If this statement is filed pursuant to Rules 13d-1(b), or
           ---------------------------------------------------------
           13d-2(b), check whether the person filing is:
           ---------------------------------------------
           Not applicable.

Item 4.    Ownership:
           ----------
           (a)  Amount Beneficially Owned:
                3,442,654

           (b)  Percent of Class:
                40.9%

           (c)  Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote
                       3,442,654

                 (ii)  shared power to vote or to direct the vote
                       Judith H. Swartz, one of the two Trustees of the Trust, and her husband are the sole trustees of The Swartz Family Charitable Trust which owns 9,500 shares;
                       (ii) Judith H. Swartz is the wife of Sidney W. Swartz who owns 2,715,853 shares and is filing a separate
                       Schedule 13G.

                (iii)  sole power to dispose or to direct the
                       disposition of
                       3,442,654

                 (iv) shared power to dispose or to direct the disposition of Judith H. Swartz, one of the two Trustees of the Trust, and her husband are the sole trustees of The Swartz Family Charitable Trust which owns 9,500 shares; (ii) Judith H. Swartz is the wife of Sidney W. Swartz who owns 2,715,853 shares and is filing a separate Schedule 13G.

Item 5.    Ownership of Five Percent or Less of a Class:
           ---------------------------------------------
           Not applicable.


Item 6.    Ownership of More than Five Percent on Behalf of Another Person:
           ----------------------------------------------------------------
           Not applicable.


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CUSIP NO. 887100 10 5                 13G
------------------------------------------------------------------------------

Item 7.  Identification and Classification of the Subsidiary Which Acquired
         ------------------------------------------------------------------
         the Security Being Reported on by the Parent Holding Company:
         -------------------------------------------------------------
         Not applicable.


Item 8.  Identification and Classification of Members of the Group:
         ----------------------------------------------------------
         See response on Row (2) on page 2 of 5.


Item 9.  Notice of Dissolution of Group:
         -------------------------------
         Not applicable.

Item 10. Certification:
         --------------
         Not applicable.


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CUSIP NO. 887100 10 5                 13G
------------------------------------------------------------------------------

                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 11, 1997                            February 11, 1997
--------------------------------             --------------------------------


/s/ Judith H. Swartz                         /s/ John E. Beard
--------------------------------             --------------------------------
(Signature) Judith H. Swartz                 (Signature) John E. Beard


Judith H. Swartz and John Beard, Trustees of
The Sidney W. Swartz 1982 Family Trust
--------------------------------------------
(Name/Title)


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